FISCHER-WATT GOLD COMPANY, INC
       1410 Cherrywood Drive    Coeur d'Alene, ID  83814
              208-664-6757    Fax 208-667-6516



              MID-YEAR REPORT TO SHAREHOLDERS

August 19, 1996


Dear Shareholder,

In addition to completing a major financing and initiating an exciting exploration and property acquisition program during the first six months of fiscal 97, ending July 31, 1996, Fischer-Watt Gold continued its dramatic improvements at the El Limon gold mining operation in Colombia.

OPERATIONS

At the El Limon mine, gold production has increased with 5,735 ounces being produced over the six month period. Second quarter production was at a record 3115 ounces and a life-of-mine monthly production record was attained in July with production of 1,180 ounces. These strong results stem from the grade control program at the El Limon mine, the introduction of new satellite ore sources and increased mill recoveries due to operational modifications.

The characteristics of the ore body, such as vein width and grade, have not changed. The improved output is being accomplished by a two stage upgrading of the mined ore where waste rock that became mixed in with the vein material during the mining sequence is removed prior to the ore being milled. A large percentage of this waste is now being removed while the ore is still underground. The separation is based on the different breakage characteristics of the ore and waste with the waste rock breaking into larger fragments than the vein material. A second ore and waste separation is carried out on the surface. This sorting is based on color since the waste rock is a uniform dark rock compared to the lighter colored ore. These measures have resulted in a 70% increase in mill feed grade for the latest half year compared to the equivalent period a year earlier.

Since a significant portion of this ore-waste separation is carried out underground, that waste is no longer being hoisted thereby creating hoisting capacity for additional ore. In this way, mill throughput of the upgraded ore has been maintained at around 2,000 tonnes per month. Color separation or ore and waste will be carried out underground once installation of an ore washing and slurry pumping system is completed. This should be fully operational by the fourth quarter of FY 97.

Milled tonnages, feed grades and ounces of gold production compared to previous periods demonstrate the improvements to date.

                                                    Ounces
                         Tonnes       Grade       Production
                         ------       -----       ----------
        FY 97 1st half   11,904        17.5          5,735

        FY 96 2nd half * 10,467        15.9          4,817

        FY 96 1st half   12,224        10.3          3,562

             *FWGO acquired the mine in September 96

Mine site exploration is focused on the north and south extensions of the El Limon vein. To the north, Level 5 development has exposed 160 meters of the vein with an average width of over 0.5 meters and an average grade of over 35 grams of gold per tonne. By extrapolation of the geology from upper levels there are indications that another 90 meters of vein can be expected in this area. To the south, a diamond drilling program is underway on the Siete concession located immediately south of the El Limon mine.

Development of Level 1 at La Aurora, 6 kilometers south of El Limon, is well underway and ore is being delivered from this site to the mill. At present this material contributes about 100 ounces of gold per month to production. Full scale stoping will start in the fourth quarter and this satellite will become an increasingly important source of ore to the mill. A second satellite source is under development at Juan Vara, 2 kilometers south of the El Limon mine where, earlier in the year, surface diamond drill holes intersected a vein quite similar to the El Limon vein in width and grade. A 700 meter long ramp is being driven to access the vein at about 50 meters below the surface.

The efficiency of the processing operation has been steadily increasing as a result of several operational modifications.
Gold recovery has averaged 93% over the last 3 months compared to 88% a year earlier. The Company's metallurgical consultants continue to provide recommendations for improving the performance of the processing plant and assay laboratory.

Personnel changes, production cost controls, metal revenue enhancement programs and new purchasing procedures have been instituted at the mine and in the Medellin office to further increase performance.


EXPLORATION

The new drill program at the El Carmen property, located 25 kilometers northeast of El Limon, is planned to start in the third quarter and a considerable increase in reserves is anticipated. El Carmen already has a reserve and resource base totaling 130,000 ounces of gold but, to date, has only been drilled to a vertical depth of 70 meters.

Fischer-Watt's exploration team, based out of Medellin office, has commenced its Colombian regional exploration program. Numerous disseminated gold mineralization prospects are being examined and we believe that the renowned high grade northern Colombian gold fields can host open-pittable, bulk minable deposits. To date, very little exploration has been carried out in this part of Colombia for these deposits.

In Nevada, Fischer-Watt's exploration includes a preliminary drill program on the Coal Canyon property which will be carried out this year. The property is located on a highly prospective trend of gold mineralization north of Eureka. In addition, new areas are constantly being evaluated for eventual staking and acquisition. The Company's joint venture partners on the Red Canyon, Afgan-Kobeh and Tempo properties continue with exploration programs as per their agreements.

FINANCIAL

In March of this year Fischer-Watt raised $5 million through an offshore equity offering. The securities offered were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. These funds will finance mine capital equipment for Colombia as well as provide working capital for further development, expansion and exploration in Colombia and Nevada.

Due to the international accounting complexities of Fischer-Watt's two recent acquisitions, and because of the change in the Company's auditors, the Company has been unable to meet its public company periodic reporting obligations since January 1996. Our new auditors, BDO Seidman, LLP are nearing completion of their audits and the Company's filings will be up to date shortly.

The Company, because of its production and exploration initiatives, is now attracting a strong international, institutional investor base. We are, therefore, investigating the possibility of listing the shares on a North American stock exchange. A successful listing would provide for wider distribution, increased liquidity and further growth possibilities for both our institutional and retail investors.

MANAGEMENT

Over the half year period the Company has added three new members to the Board of Directors.

Peter Bojtos was appointed a Director, Vice Chairman and Vice President. Peter is a professional engineer and mining executive who was Chairman and CEO of Greenstone Resources Ltd. Prior to that he was the President of several other North America mining companies. James M. Seed has a comprehensive background in banking, business and finance. He serves as a Trustee of the Galaxy Funds and is a Commissioner of the State of Rhode Island Investment Commission. Jorge E. Ordonez is an engineering geologist and an experienced mining executive. He is the Director of Mines and Metallurgy for Grupo Acerero Del Norte, Mexico's largest steel producer. Jorge is also a partner in Fischer-Watt's Mexican exploration subsidiary.

After serving on the Fischer-Watt board for several years, Larry
Buchanan has stepped down. We extend thanks to Larry for his valuable contribution to the Company and wish him well with his new exploration venture.

In addition to his duties as a Director, Dr. Anthony Taylor was appointed Vice President-Exploration. Tony has managed international metals exploration for senior mining companies since 1964 and is credited with the discovery of several important deposits. As founder and President of Great Basin Exploration and Mining Co. he led the merger of that entity with Fischer-Watt. Michele Wood was recently appointed as the Company's Chief Financial Officer. She has extensive experience in accounting, including senior positions with Hecla Mining Company and KPMG Peat Marwick. Alexis Zapata, previously our Senior Mine Geologist at El Limon, is now the Company's Colombian Regional Geologist.

OUTLOOK

Fischer-Watt is now a well-financed company with steadily increasing gold production supported with an aggressive exploration program in Colombia and Nevada. Over the near term our main objective at El Limon is to increase the high grade mill tonnage throughput to its maximum capacity of 2,500 tonnes per month by fully developing the satellite veins at La Aurora and Juan Vara. The longer term objective is to significantly raise gold production levels through the development of the El Carmen property. Innovative exploration programs point the way to the Company's future.

Yours sincerely,


George
- ------------
George Beattie
Chairman & Chief Executive Officer